April 25, 2018
VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Consumer Products
Attn: Mara L. Ransom, Assistant Director
Attn: Katherine Bagleey, Staff Attorney
Attn: Lisa Kohl, Legal Branch Chief
100 F Street, NE
Washington, D.C. 20549
Office: 202-551-3720

Re:     MoneyOnMobile, Inc.
Registration Statement on Form S-1
Filed March 27, 2018
File No. 333-223935

Ladies and Gentlemen:
The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated April 17, 2018 (the “SEC Letter”) relating to the above captioned Registration Statement on Form S-1 ("Form S-1") filed by MoneyOnMobile, Inc. (“MoneyOnMobile” or the “Company”). The Company’s responses to the SEC Letter are set forth below.
The numbers of the responses in this letter correspond to the bulleted items of the Staff’s comments as set forth in the SEC Letter.
General

1. Please disclose whether the subscription privileges you intend to offer will be governed by a subscription agreement, and if so, please file this agreement as an exhibit to your registration statement. Refer to Item 601(b)(4) of Regulation S-K.

Response

As requested, the Company has filed as exhibits all documents pursuant to which shareholders may exercise their subscription rights in its Amendment No. 1 to the Form S-1.

Prospectus Cover Page

2. We note your disclosure that you are offering non-transferable subscription rights to purchase up to 15,000,000 shares of your common stock. Your fee table, however, indicates that you are registering 17,250,000 shares of common stock issuable upon exercise of the subscription rights. Please revise for consistency, and make conforming changes throughout your registration statement.

MoneyOnMobile, Inc.

Response

The Company has revised its prospectus cover page and fee table based on its effected 1-for-20 reverse share split effected April 24, 2018. The Company is registering $10.0 million of common stock and has made conforming changes throughout the registration statement.

3. We note the disclosure in your table that the total subscription price for your offering will be $6 million. Please amend your disclosure to clarify how you arrived at this total, considering that you have yet to set a price for your offering, and make conforming changes to your registration statement. Please also revise footnote 2 to this table to reflect that your fully subscribed rights offering includes rather than excludes the over-subscription privilege, or tell us why the over-subscription privilege is excluded.

Response

The Company has revised its disclosures and made conforming changes to its prospectus for estimated net proceeds from the rights offering. The Company's rights offering is now subject to a $4.0 million minimum and $10.0 million maximum exercise amount, and which is now fully disclosed in Amendment No. 1 to the Form S-1.

Questions and Answers about the Rights Offering
Why are we conducting the rights offering? Page 5

4. We note your disclosure here and on your prospectus cover page that you are conducting the offering to raise capital that you intend to use to grow your Indian operations and for general corporate purposes. In your Use of Proceeds section, however, you disclose that you also intend to use proceeds from the offering for retirement of certain note obligations, and on page 4 you disclose that you need the funding from this offering to remain a going concern, maintain operations, and to activate your business plan. Please revise for consistency, and make conforming changes throughout your registration statement. Please also provide the required disclosure pursuant to Instruction 4 to Item 504 of Regulation S-K with respect to any proceeds that will be used to retire your note obligations.

Response

After further review, the Company has revised its disclosures relating to Use of Proceeds and to the question why we are conducting the rights offering. Specific to the Company's note obligations, certain Company's short-term note holders converted their notes into shares of the Company's common and preferred stock. The remaining short-term note holder exchange with the Company its outstanding notes into a new promissory note due on December 31, 2019. Based on these transactions, the Company will not use net proceeds from the rights offering to retire note obligations.

How much will the Company receive from the rights offering? Page 8

5. You disclose here that you estimate the net proceeds from the rights offering will be approximately $5.5 million; however, your prospectus cover page indicates that your net proceeds will be $6 million, and your Use of Proceeds section discloses that your net proceeds will be approximately $6.4 million. Please revise for consistency and make conforming changes to your prospectus, and clarify how you arrived at your net proceeds calculation, considering that you have yet to set a price for your offering.

MoneyOnMobile, Inc.

Response

The Company has revised its disclosures and made conforming changes to its prospectus for estimated net proceeds from the rights offering. The Company's rights offering is now subject to a $4.0 million minimum and $10.0 million maximum exercise amount, and which is now fully disclosed in Amendment No. 1 to the Form S-1. Based on this criteria, and taking into account the 8% dealer manager fee and estimated $100,000 for other expenses of issuances and distribution, the net proceeds range from minimum $3.6 million to $9.1 million.

Material U.S. Federal Income Tax Consequences
Tax Consequences to U.S. Holders
Taxation of Subscription Rights
Receipt of Subscription Rights, page 33

6. You disclose that you believe the distribution of the subscription rights pursuant to this offering is tax-free. In this regard, please file the tax opinion required by Item 601(b)(8) of Regulation S-K, or tell us why you believe you are not required to do so. For guidance, refer to Section III of Staff Legal Bulletin No. 19, available on our website.

Response

The Company has revised its disclosures regarding Material U.S. Federal Income Tax Consequences and has filed its tax opinion as an exhibit in its Amendment No.1 to the Form S-1 filed on May 25, 2018. See exhibit 8.1 - Opinion of Sichenzia Ross Ference Kesner LLP regarding certain tax matters.

Management
Summary Compensation Table, page 44
7. Please update your executive and director compensation disclosure to reflect your most recently completed fiscal year. For guidance, refer to Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

Response

The Company has updated its executive and director compensation disclosure to reflect compensation paid to or earned for its fiscal year ended March 31, 2018.

Item 17. Undertakings, page II-3
8. Please amend your registration statement to include the undertaking applicable to warrants and rights offerings enumerated in Item 512(c) of Regulation S-K.

Response

The Company has updated the Undertaking section in Amendment No. 1 to Form S-1.

MoneyOnMobile, Inc.

Please do not hesitate to contact the undersigned or the Company’s counsel, Mr. Jay Yamamoto at (646) 810-0604, if you have any questions or comments.

Thank you.

Very sincerely,

Scott S. Arey	Harold H. Montgomery
Chief Financial Officer	Chief Executive Officer
MoneyOnMobile, Inc. [Ticker: MOMT]	MoneyOnMobile, Inc. [Ticker: MOMT]
sarey@moneyonmobile.in	hmontgomery@moneyonmobile.in
214-758-8615 Direct	214-758-8603 Direct

Cc: Darrin M. Ocasio, Esq.
Sichenzia Ross Ference Kesner LLP